FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For March 18, 2019

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 4250708
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐              No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

This Report on Form 6-K is incorporated by reference into the registrant's Israeli prospectus, dated August 10, 2017.

CELLCOM ISRAEL ANNOUNCES
FOURTH QUARTER AND FULL YEAR 2018 RESULTS
------------------------

Cellcom Israel concludes 2018 with a 9% increase in the fixed-line segment's revenues, loss of NIS 64 million and Adjusted EBITDA1 of NIS 660 million.

Nir Sztern, Cellcom CEO said: “Despite the high level of competition in 2018, the fixed-line segment's revenues increased by 9%, compared to 2017. The signing of the investment transaction in IBC through a partnership of Cellcom and IIF is a breakthrough event for the coming years. However, the Israeli telecommunications market is in a difficult state, and without an urgent regulatory intervention to resolve the crisis, a genuine damage to investments is expected."

----

2018 Full Year Highlights (compared to 2017):

▪	Total Revenues totaled NIS 3,688 million ($984 million) compared to NIS 3,871 million ($1,033 million) last year, a decrease of 4.7%

▪	Service revenues totaled NIS 2,784 million ($743 million) compared to NIS 2,919 million ($779 million) last year, a decrease of 4.6%

▪	Operating income totaled NIS 74 million ($20 million) compared to NIS 297 million ($79 million) last year, a decrease of 75.1%

▪	Loss totaled NIS 64 million ($17 million) compared to net income of NIS 113 million ($30 million) last year

▪	Adjusted EBITDA[1] totaled NIS 660 million ($176 million) compared to NIS 853 million ($228 million) last year, a decrease of 22.6%

▪	Net cash from operating activities totaled NIS 770 million ($205 million) compared to NIS 774 million ($207 million) last year, a decrease of 0.5%

▪	Free cash flow[1] totaled NIS 181 million ($48 million) compared to NIS 325 million ($87 million) last year, a decrease of 44.3%

1 Please see "Use of Non-IFRS financial measures" section in this press release.

Fourth Quarter 2018 Highlights (compared to fourth quarter of 2017):

▪	Total Revenues totaled NIS 918 million ($245 million) compared to NIS 975 million ($260 million) in the fourth quarter last year, a decrease of 5.8%

▪	Service revenues totaled NIS 677 million ($181 million) compared to NIS 712 million ($190 million) in the fourth quarter last year, a decrease of 4.9%

▪	Operating income totaled NIS 8 million ($2 million) compared to NIS 45 million ($12 million) in the fourth quarter last year, a decrease of 82.2%

▪	Loss totaled NIS 35 million ($9 million) compared to net income of NIS 10 million ($3 million) in the fourth quarter last year.

▪	Adjusted EBITDA[1] totaled NIS 163 million ($43 million) compared to NIS 189 million ($50 million) in the fourth quarter last year, a decrease of 13.8%

▪	Net cash from operating activities totaled NIS 167 million ($45 million) compared to NIS 214 million ($57 million) in the fourth quarter last year, a decrease of 22.0%

▪	Free cash flow[1] totaled NIS 7 million ($2 million) compared to NIS 77 million ($21 million) in the fourth quarter last year, a decrease of 90.9%

Nir Sztern, the Company's Chief Executive Officer, referred to the results of full year 2018 and fourth quarter of 2018:

"2018 was a year full of activities in the cellular and fixed-line segments. It was a year in which we strengthened our position in the fixed line segment. We continued to recruit customers to Cellcom tv and established our position as the best alternative in the TV market in Israel. At the same time, we increased investments and the rate of deployment of, our fiber optic network in residential areas, and strengthened our position as a supplier of fixed line communications services to business customers.

Thanks to this successful activity and despite the high level of competition, the fixed-line segment's revenues in 2018 increased by 9% compared to 2017.

Alongside the success in the fixed-line segment, the cellular sector in Israel today is suffering from hyper competition and multiple players competing on price. This competition has led to continued erosion in cellular prices and a decline in the average revenue per subscriber. In light of this situation, over the course of 2018 we acted to improve the profitability in this segment and we will continue to take steps to improve profitability also in 2019.

The Israeli telecommunications market is in a difficult state, and without an urgent regulatory intervention to resolve the crisis, a genuine damage to investments is expected.

In view of the competition challenges in the cellular sector, we continued to act in order to reduce the Company's expenses and have taken many steps to improve and streamline the processes of sales, support and service. We intend to continue acting to reduce the Company's expenses in 2019.

We recently announced the signing of the investment transaction in IBC through a partnership that shall be established by Cellcom and the Israel Infrastructure Fund (IIF) and signing of an Indefeasible Right of Use (IRU) agreement as to IBC's fiber optic network. The investment agreement in subject to regulatory approvals. The signing of the transaction is a breakthrough event for the coming years.

IBC, under its new ownership of Cellcom, IIF and IEC, will bring the fiber-optic message of a up to 1 gigabyte per second, to over 1 million Israeli households in 5 years, and will allow Cellcom to offer fast internet service which shall improve the Israeli customer's internet and TV experience. The transaction is also expected to result in substantial savings over time in Cellcom's expenses and consequently have a positive effect on the Company's results of operations and free cash flow. We also announced the signing of a memorandum of understanding with IIF for the sale of Cellcom's fiber network in residential areas to IBC, once the IBC transaction is completed and subject to further agreement with the IEC and regulatory approvals.

Upon completion of the fiber network sale, the IRU agreement shall apply to the infrastructure purchased from Cellcom, so that the total amount of fiber-optic deployed at street level, is expected to surpass 400,000 potential customers, at the end of 2019. The sale of Cellcom's fiber-optic infrastructure to IBC is expected to benefit Cellcom's cash flow, improve financial ratios, and reduce its level of Capex in the coming years, and provide IBC with a substantial asset and a substantial advance on its deployment and business plans.

I would like to thank the Company's employees, managers and shareholders for the extensive work, and contribution to the success of the company.”

Shlomi Fruhling, Chief Financial Officer, said:

“2018 was characterized by a continued growth in the fixed-line segment. At the same time however, there was intensified competition in the cellular sector with the entrance of a sixth cellular operator, which was reflected in a temporary increase in portability and continued erosion in revenues from cellular services compared to the previous year.

Revenues from services in the cellular segment declined by 10.3% compared with the previous year, mainly due to the continued erosion in the prices of cellular services in light of competition in the market and the impact of the network sharing agreement with Golan.

Revenue from fixed-line services grew by 4.2% compared with the previous year. The increase was mainly due to the continued recruitment of customers to Cellcom tv as well as to Internet services, and from fixed-line communications services provided based on the network sharing agreement with Golan.

Revenue from equipment in 2018 declined by 5.0% compared with last year. The decrease was mainly due to lower sales of end user equipment in the cellular segment, which was partially offset by an increase in end user equipment sales in the fixed-line segment.

Free cash flow for the year 2018 amounted to NIS 181 million, a decrease of 44.3% compared with the previous year. The decrease in the annual free cash flow was mainly due to a decrease in receipts from end user equipment sold and decrease from service revenues.

The completion of the investment transaction in IBC subject to its terms and the required approvals, and in particular, the IRU agreement which Cellcom entered with IBC, is expected to reduce the Company's investments in fiber deployment starting in 2020 and to positively impact the Company's cash flow. Furthermore, over time, and according to the deployment of IBC’s fiber network, savings in cash flows and expenses for payments access and trafic to Bezeq and HOT are also expected. The sale of Cellcom's fiber network in residential areas to IBC, if executed, is expected to generate cash flow for the Company, and to create a significant asset and bring an immediate operating cash flow to IBC.

The Company's Board of Directors decided not to distribute dividends in respect of the results of the fourth quarter of 2018, in view of the continued intensified competition in the market and its negative impact on the Company's operating results and in order to continue to strengthen the Company's balance sheet. The Board of Directors will review its decision in accordance with the development of market conditions, while taking into account the Company's needs."

Netanya, Israel – March 18, 2019 – Cellcom Israel Ltd. (NYSE: CEL; TASE: CEL) ("Cellcom Israel" or the "Company") announced today its financial results for the fourth quarter and full year ended December 31, 2018.

The Company reported that revenues for the fourth quarter and full year 2018 totaled NIS 918 million ($245 million) and NIS 3,688 million ($984 million), respectively; Adjusted EBITDA for the fourth quarter 2018 totaled NIS 163 million ($43 million), or 17.8% of total revenues, and for the full year 2018 totaled NIS 660 million ($176 million), or 17.9% of total revenues; loss for the fourth quarter and full year 2018 totaled NIS 35 million ($9 million) and NIS 64 million ($17 million), respectively. Basic loss per share for the fourth quarter and full year 2018 totaled NIS 0.3 ($0.08) and NIS 0.58 ($0.15), respectively.

Main Consolidated Financial Results:

	NIS millions		% of Revenues		% Change	US$ millions (convenience translation)
	2018	2017	2018	2017		2018	2017
Revenues - services	2,784	2,919	75.5%	75.4%	(4.6)%	743	779
Revenues - equipment	904	952	24.5%	24.6%	(5.0)%	241	254
Total revenues	3,688	3,871	100.0%	100.0%	(4.7)%	984	1,033
Cost of revenues - services	(2,019)	(2,035)	(54.7)%	(52.5)%	(0.8)%	(539)	(543)
Cost of revenues - equipment	(642)	(645)	(17.5)%	(16.7)%	(0.5)%	(171)	(172)
Total cost of revenues	(2,661)	(2,680)	(72.2)%	(69.2)%	(0.7)%	(710)	(715)
Gross profit	1,027	1,191	27.8%	30.8%	(13.8)%	274	318
Selling and marketing expenses	(567)	(479)	(15.3)%	(12.4)%	18.4%	(151)	(128)
General and administrative expenses	(360)	(426)	(9.8)%	(11.0)%	(15.5)%	(96)	(114)
Other income (expenses), net	(26)	11	(0.7)%	0.2%	N/A	(7)	3
Operating income	74	297	2.0%	7.6%	(75.1)%	20	79
Financing expenses, net	(144)	(144)	(3.9)%	(3.7)%	0.0%	(39)	(39)
Profit (loss) before taxes on income	(70)	153	(1.9)%	3.9%	N/A	(19)	40
Tax benefit (taxes on income)	6	(40)	0.2%	(1.0)%	N/A	2	(10)
Net income (loss)	(64)	113	(1.7)%	2.9%	N/A	(17)	30
Free cash flow	181	325	4.9%	8.4%	(44.3)%	48	87
Adjusted EBITDA	660	853	17.9%	22.0%	(22.6)%	176	228

	Q4/2018	Q4/2017	Change%	Q4/2018	Q4/2017
	NIS million			US$ million (convenience translation)
Total revenues	918	975	(5.8)%	245	260
Operating Income	8	45	(82.2)%	2	12
Net Income (loss)	(35)	10	N/A	(9)	3
Free cash flow	7	77	(90.9)%	2	21
Adjusted EBITDA	163	189	(13.8)%	43	50
Adjusted EBITDA, as percent of total revenues	17.8%	19.4%	(8.2)%

Main Financial Data by Operating Segments:

	Cellular (*)			Fixed-line (**)			Inter-segment adjustments (***)		Consolidated results
NIS million	2018	2017	Change %	2018	2017	Change %	2018	2017	2018	2017	Change %
Total revenues	2,385	2,699	(11.6)%	1,464	1,348	8.6%	(161)	(176)	3,688	3,871	(4.7)%
Service revenues	1,730	1,929	(10.3)%	1,215	1,166	4.2%	(161)	(176)	2,784	2,919	(4.6)%
Equipment revenues	655	770	(14.9)%	249	182	36.8%	-	-	904	952	(5.0)%
Adjusted EBITDA	391	595	(34.3)%	269	258	4.3%	-	-	660	853	(22.6)%
Adjusted EBITDA, as percent of total revenues	16.4%	22.0%	(25.5)%	18.4%	19.1%	(3.7)%			17.9%	22.0%	(18.6)%

	Cellular (*)			Fixed-line (**)			Inter-segment adjustments (***)		Consolidated results
NIS million	Q4'18	Q4'17	Change %	Q4'18	Q4'17	Change %	Q4'18	Q4'17	Q4'18	Q4'17	Change %
Total revenues	575	655	(12.2)%	383	362	5.8%	(40)	(42)	918	975	(5.8)%
Service revenues	416	451	(7.8)%	301	303	(0.7)%	(40)	(42)	677	712	(4.9)%
Equipment revenues	159	204	(22.1)%	82	59	39.0%	-	-	241	263	(8.4)%
Adjusted EBITDA	97	118	(17.8)%	66	71	(7.0)%	-	-	163	189	(13.8)%
Adjusted EBITDA, as percent of total revenues	16.9%	18.0%	(6.1)%	17.2%	19.6%	(12.2)%			17.8%	19.4%	(8.2)%

 (*)     The segment includes the cellular communications services, end user cellular equipment and supplemental services.

(**)	The segment includes landline telephony services, internet services, television services, transmission services, end user fixed-line equipment and supplemental services.

(***) Include cancellation of inter-segment revenues between "Cellular" and "Fixed-line" segments.

Financial Review (2018 full year compared to 2017):

Revenues for 2018 decreased 4.7% totaling NIS 3,688 million ($984 million), compared to NIS 3,871 million ($1,033 million) last year. The decrease in revenues is attributed to a 4.6% decrease in service revenues and a 5.0% decrease in equipment revenues.

Service revenues for 2018 totaled NIS 2,784 million ($743 million), a 4.6% decrease from NIS 2,919 million ($779 million) last year.

Service revenues in the cellular segment totaled NIS 1,730 million ($462 million) in 2018, a 10.3% decreased from NIS 1,929 million ($515 million) last year. This decrease resulted mainly from the ongoing erosion in the price of these services as a result of the competition in the cellular market and from the difference between the national roaming services revenues in 2017 and the revenues for rights of use in cellular networks in 2018 according to the network sharing agreement with Golan which came into force as of the beginning of the second quarter of 20172.

Service revenues in the fixed-line segment totaled NIS 1,215 million ($324 million) in 2018, an 4.2% increase from NIS 1,166 million ($311 million) last year. This increase resulted mainly from an increase in revenues from TV and internet services, as well as from fixed-line communications services provided according to the network sharing agreement with Golan from the second quarter of 2017.

Equipment revenues totaled NIS 904 million ($241 million) in 2018, a 5.0% decrease compared to NIS 952 million ($254 million) last year. This decrease resulted mainly from a decrease in the quantity of end user equipment sold during 2018 in the cellular segment as compared to 2017. This decrease was partially offset by an increase in equipment sales in the fixed-line segment.

Cost of revenues totaled NIS 2,661 million ($710 million) in 2018, compared to NIS 2,680 million ($715 million) in 2017, a 0.7% decrease. This decrease resulted mainly from decrease in costs of extended warranty services for end user equipment and decrease in depreciation expenses. This decrease was partially offset by an increase in content costs related to the TV field and in costs related to internet services in the fixed-line segment.

Gross profit for 2018 decreased 13.8% to NIS 1,027 million ($274 million), compared to NIS 1,191 million ($318 million) in 2017. Gross profit margin for 2018 amounted to 27.8%, down from 30.8% in 2017.

2 According to the terms of the network sharing agreement with Golan, part of the consideration is recognized as revenues and part is recognized as a reduction of operation costs. In addition, revenues from the Network Sharing Agreement are divided between the cellular and fixed-line segments.

Selling, Marketing, General and Administrative Expenses ("SG&A Expenses") for 2018 decreased 2.4% to NIS 927 million ($247 million), compared to NIS 905 million ($242 million) in 2017. This increase is primarily a result of an increase in depreciation expenses due to the capitalization of part of the customer acquisition costs as a result of the early adoption of an International Financial Reporting Standard (IFRS 15) in the first quarter of 2017. This increase was partially offset by a decrease of salaries expenses and doubtful accounts expenses.

Other expenses for 2018 totaled NIS 26 million ($7 million), compared to other income of NIS 11 million ($3 million) in 2017. Other expenses for 2018, mainly include an expense for employee voluntary retirement plan. Other income for 2017 mainly include a gain from the Sale of Internet Rimon, in the amount of approximately NIS 10 million ($3 million).

Operating income for 2018 totaled NIS 74 million ($20 million) compared to NIS 297 million ($79 million) in 2017.

Adjusted EBITDA for 2018 decreased by 22.6% totaling NIS 660 million ($176 million) compared to NIS 853 million ($228 million) in 2017. Adjusted EBITDA for 2018, as a percent of revenues, totaled 17.9% down from 22.0% in 2017.

Cellular segment Adjusted EBITDA for 2018 totaled NIS 391 million ($104 million), compared to NIS 595 million ($159 million) last year, a decrease of 34.3%, which resulted mainly from the ongoing erosion in cellular service revenues.

Fixed-line segment Adjusted EBITDA for 2018 totaled NIS 269 million ($72 million), compared to NIS 258 million ($69 million) last year, a 4.3% increase. This increase resulted mainly from an increase in revenues from TV and internet services, as well as from fixed-line communications services provided according to the network sharing agreement with Golan from the second quarter of 2017, which was partially offset by an increase in content costs related to the TV field and in costs related to internet services.

Financing expenses, net for 2018 were similar to 2017 and totaled NIS 144 million ($39 million). The finance expenses increased as a result of losses in the Company's tradable investment portfolio as a result of decreases in the securities market mainly at the end of 2018. This expenses were offset by a decrease in the Company's average debt level and from a decrease in the interest rate on the Company's debt.

Taxes on income for 2018 totaled NIS 6 million ($2 million) of income tax, compared to NIS 40 million ($10 million) of tax expenses in 2017. The Company's income tax resulted mainly from the Company's loss before tax for which the Company recorded a tax income, which was partially offset by non-deductible expenses for tax purposes.

Loss for 2018 totaled NIS 64 million ($17 million), compared to net income of NIS 113 million ($43 million) in 2017.

Basic loss per share for 2018 totaled NIS 0.58 ($0.15), compared to basic earnings per share of NIS 1.11 ($0.30) last year.

Financial Review (fourth quarter of 2018 compared to fourth quarter of 2017):

Revenues for the fourth quarter of 2018 decreased 5.8% totaling NIS 918 million ($245 million), compared to NIS 975 million ($260 million) in the fourth quarter last year. The decrease in revenues is attributed to a 4.9% decrease in service revenues and an 8.4% decrease in equipment revenues.

Service revenues totaled NIS 677 million ($181 million) in the fourth quarter of 2018, a 4.9% decrease from NIS 712 million ($190 million) in the fourth quarter last year.

Service revenues in the cellular segment totaled NIS 416 million ($111 million) in the fourth quarter of 2018, a 7.8% decrease from NIS 451 million ($120 million) in the fourth quarter last year. This decrease resulted mainly from the ongoing erosion in the prices of these services as a result of the competition in the cellular market

Service revenues in the fixed-line segment totaled NIS 301 million ($80 million) in the fourth quarter of 2018, a 0.7% decrease from NIS 303 million ($81 million) in the fourth quarter last year. This decrease resulted mainly as a result of decrease from international calling services, partially offset by an increase in revenues from TV and internet services.

Equipment revenues in the fourth quarter of 2018 totaled NIS 241 million ($64 million), an 8.4% decrease compared to NIS 263 million ($70 million) in the fourth quarter last year. This decrease resulted mainly from a decrease in the quantity of end user equipment sold in the cellular segment which was partially offset by an increase in equipment sales in the fixed-line segment.

Cost of revenues for the fourth quarter of 2018 totaled NIS 676 million ($180 million), compared to NIS 680 million ($181 million) in the fourth quarter of 2017, a 0.6% decrease. This decrease resulted mainly from a decrease in the cost of end user equipment resulting from a decrease in the quantity of end user equipment sold. This decrease was partially offset by an increase in content costs related to the TV field and in costs related to internet services in the fixed-line segment.

Gross profit for the fourth quarter of 2018 decreased 18.0% to NIS 242 million ($65 million), compared to NIS 295 million ($79 million) in the fourth quarter of 2018. Gross profit margin for the fourth quarter of 2018 amounted to 26.4%, down from 30.3% in the fourth quarter of 2017.

Selling, Marketing, General and Administrative Expenses ("SG&A Expenses") for the fourth quarter of 2018 decreased 6.0% to NIS 234 million ($62 million), compared to NIS 249 million ($66 million) in the fourth quarter of 2017. This decrease is primarily a result of a decrease in salaries expenses and doubtful accounts expenses, which was partially offset by an increase depreciation expenses.

Operating income for the fourth quarter of 2018 decreased by 82.8% to NIS 8 million ($2 million) from NIS 45 million ($12 million) in the fourth quarter of 2018.

Adjusted EBITDA for the fourth quarter of 2018 decreased by 13.8% totaling NIS 163 million ($43 million) compared to NIS 189 million ($50 million) in the fourth quarter of 2017.  Adjusted EBITDA as a percent of revenues for the fourth quarter of 2018 totaled 17.8%, down from 19.4% in the fourth quarter of 2017.

Cellular segment adjusted EBITDA for the fourth quarter of 2018 decreased by 17.8% totaling NIS 97 million ($26 million) compared to NIS 118 million ($31 million) in the fourth quarter last year. This decrease resulted mainly from a decrease in cellular segment service revenues as a result of the ongoing erosion in the prices of these services as a result of the competition in the cellular market.

Fixed-line segment adjusted EBITDA for the fourth quarter of 2018 totaled NIS 66 million ($18 million), compared to NIS 71 million ($16 million) in the fourth quarter last year, a 7.0% decrease, mainly as a result of a decrease from revenues of international calling services and increase in content of TV services.

Financing expenses, net for the fourth quarter of 2018 increased 50% and totaled NIS 45 million ($12 million), compared to NIS 30 million ($8 million) in the fourth quarter of 2017. The increase resulted mainly from losses in the Company's tradable investment portfolio due to a sharp decrease in the securities market.

Taxes on income for the fourth quarter of 2018 totaled NIS 2 million ($1 million) of income tax, compared to tax expenses of NIS 5 million ($1 million) in the fourth quarter of 2017. Income tax resulted mainly from loss before tax for which the company recorded a tax income, which was partially offset by non-deductible expenses for tax purposes.

Loss for the fourth quarter of 2018 totaled NIS 35 million ($9 million), compared to a net income of NIS 10 million ($3 million) in the fourth quarter of 2017.

Basic loss per share for the fourth quarter of 2018 totaled NIS 0.3 ($0.08), compared to basic earnings per share NIS 0.08 ($0.02) in the fourth quarter last year.

Operating Review

Main Performance Indicators - Cellular segment:

	2018	2017	Change (%)
Cellular subscribers at the end of the period (in thousands)	2,851	2,817	1.2%
Churn Rate for cellular subscribers (in %)	43.2%	45.8%	%(5.7)
Monthly cellular ARPU (in NIS)	51.3	57.1	%(10.2)
	Q4/2018	Q4/2017	Change (%)
Churn Rate for cellular subscribers (in %)	11.1%	11.5%	(3.5)%
Monthly cellular ARPU (in NIS)	49.0	53.6	(8.6)%

Cellular subscriber base - at the end of 2018 the Company had approximately 2.851 million cellular subscribers, an increase of approximately 34,000 subscribers net, or approximately 1.2%, compared to the cellular subscriber base at the end of 2017. In the fourth quarter of 2018, the Company's cellular subscriber base increased by approximately 26,000 subscribers net. As of the third quarter of 2018, the Company's counting mechanism of M2M (machine to machine) subscribers was changed, so as that M2M subscribers are added to the cellular subscriber base only upon first use instead of at the time of sale as was done until the change. This change did not have a material effect on the prior subscriber data.

Cellular Churn Rate for 2018 totaled 43.2%, compared to 45.8% in 2017. The cellular churn rate for the fourth quarter 2018 totaled to 11.1%, compared to 11.5% in the fourth quarter last year.

The monthly cellular Average Revenue per User ("ARPU") for 2018 totaled NIS 51.3 ($13.7) compared to NIS 57.1 ($15.2) in 2017. ARPU for the fourth quarter of 2018 totaled NIS 49 ($13.1), compared to NIS 53.6 ($14.3) in the fourth quarter last year. The decrease in ARPU, both annual and quarterly, resulted, among others, from the ongoing erosion in the prices of cellular services, resulting from the intense competition in the cellular market.

Main Performance Indicators - Fixed-line segment:

	2018	2017	Change (%)
Internet infrastructure field subscribers- (households) at the end of the period (in thousands)	269	222	21.2%
TV field subscribers- (households) at the end of the period (in thousands)	219	170	28.8%

In the fourth quarter of 2018, the Company's subscriber base in the internet infrastructure field increased by approximately 10,000 households net, and the Company's subscriber base in the TV field increased by 13,000 households net.

Financing and Investment Review

Cash Flow

Free cash flow for 2018 totaled NIS 181 million ($48 million), compared to NIS 325 million ($87 million) in 2017, a 44.3% decrease. The decrease in annual free cash flow resulted mainly from a decrease in receipts from customers as a result of decrease in equipment sales, higher cash capital expenditures in fixed assets mainly from fiber-optic network deployment in 2018 as compared to 2017 and increase in salaries payments as a result of employee voluntary retirement plan. This decrease was partially offset by a decrease in tax payments, net, in 2018 as compared to 2017 and decrease in rent payments of the company, as a result of timing differences.

Free cash flow for the fourth quarter of 2018 totaled NIS 7 million ($2 million), compared to NIS 77 million ($21 million) in the fourth quarter of 2017, a 90.9% decrease. The decrease in quarterly free cash flow resulted mainly from a decrease in receipts from customers as a result of decrease in the Company's revenues and higher cash capital expenditures in fixed assets mainly from fiber-optic network deployment. This decrease was partially offset by a decrease in rent payments of the company due to timing differences and decrease in tax payments.

Total Equity

Total Equity as of December 31, 2018 amounted to NIS 1,677 million ($448 million) primarily consisting of undistributed accumulated retained earnings of the Company.

Cash Capital Expenditures in Fixed Assets and Intangible Assets and others

During 2018 and the fourth quarter of 2018 the Company invested NIS 593 million ($158 million) and NIS 156 million ($42 million), respectively, in fixed assets and intangible assets and others (including, among others, investments in the Company's communications networks, fiber-optic network, information systems, software and TV set-top boxes and capitalization of part of the customer acquisition costs as a result of the adoption of IFRS15), compared to NIS 583 million ($155 million) and NIS 138 million ($37 million) in 2017 and the fourth quarter of 2017, respectively.

Dividend

On March 17, 2019, the Company's Board of Directors decided not to declare a cash dividend for the fourth quarter of 2018. In making its decision, the board of directors considered the Company's dividend policy and business status and decided not to distribute a dividend at this time, given the intensified competition and its adverse effect on the Company's results of operations, and in order to strengthen the Company's balance sheet. The board of directors will re-evaluate its decision in future quarters. No future dividend declaration is guaranteed and is subject to the Company's board of directors’ sole discretion, as detailed in the Company's annual report for the year ended December 31, 2018 on Form 20-F dated March 18, 2019, or the Company's 2018 Annual Report, under “Item 8 - Financial Information – A. Consolidated Statements and Other Financial Information - Dividend Policy”.

Debentures, Material Loans and Financial Liabilities

For information regarding the Company's outstanding debentures as of December 31, 2018, see "Disclosure for Debenture Holders" section in this press release.

For information regarding the Company's material loans as of December 31, 2018, see "Aggregation of the information regarding the Company's Material Loans" section in this press release.

For a summary of the Company's financial liabilities as of December 31, 2018, see "Disclosure for Debenture Holders" section in this press release.

Conference Call Details

The Company will be hosting a conference call regarding its results for the year 2018 and for the fourth quarter of 2018 on Monday, March 18, 2019 at 10:00 am ET, 07:00 am PT, 14:00 UK time, 16:00 Israel time. On the call, management will review and discuss the results, and will be available to answer questions. To participate, please either access the live webcast on the Company's website, or call one of the following teleconferencing numbers below. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1 888 407 2553          UK Dial-in Number: 0 800 917 9141

Israel Dial-in Number: 03 918 0644          International Dial-in Number: +972 3 918 0644

at: 10:00 am Eastern Time; 07:00 am Pacific Time; 14:00 UK Time; 16:00 Israel Time

To access the live webcast of the conference call, please access the investor relations section of Cellcom Israel's website: www.cellcom.co.il. After the call, a replay of the call will be available under the same investor relations section.

ANNUAL REPORT FOR 2018

Cellcom Israel will be filing its annual report for the year ended December 31, 2018 (on Form 20-F) with the US Securities and Exchange Commission on March 18, 2019. The annual report will be available for download from the investor relations section of Cellcom Israel's website: www.cellcom.co.il. Cellcom Israel will furnish a hard copy to any shareholder who so requests, without charge. Such requests may be sent through the Company's website or by sending a postal mail request to Cellcom Israel Ltd., 10 Hagavish Street, Netanya, Israel (attention: Chief Financial Officer).

About Cellcom Israel

Cellcom Israel Ltd., established in 1994, is a leading Israeli communications group, providing a wide range of communications services. Cellcom Israel is the largest Israeli cellular provider, providing its approximately 2.851 million cellular subscribers (as at December 31, 2018) with a broad range of services including cellular telephony, roaming services for tourists in Israel and for its subscribers abroad, text and multimedia messaging, advanced cellular content and data services and other value-added services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates an LTE 4 generation network and an HSPA 3.5 Generation network enabling advanced high speed broadband multimedia services, in addition to GSM/GPRS/EDGE networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Cellcom Israel further provides OTT TV services, internet infrastructure and connectivity services and international calling services, as well as landline telephone services in Israel. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL). For additional information please visit the Company's website http://investors.cellcom.co.il.

Forward-Looking Statements

The following information contains, or may be deemed to contain forward-looking statements (as defined in the U.S. Private Securities Litigation Reform Act of 1995 and the Israeli Securities Law, 1968). In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to risks, uncertainties and assumptions about the Company, may include projections of the Company's future financial results, its anticipated growth strategies and anticipated trends in its business. These statements are only predictions based on the Company's current expectations and projections about future events. There are important factors that could cause the Company's actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Factors that could cause such differences include, but are not limited to: changes to the terms of the Company's license, new legislation or decisions by the regulator affecting the Company's operations, new competition and changes in the competitive environment, the outcome of legal proceedings to which the Company is a party, particularly class action lawsuits, the Company's ability to maintain or obtain permits to construct and operate cell sites, and other risks and uncertainties detailed from time to time in the Company's filings with the U.S. Securities and Exchange Commission, including under the caption “Risk Factors” in its Annual Report for the year ended December 31, 2018.

Although the Company believes the expectations reflected in the forward-looking statements contained herein are reasonable, it cannot guarantee future results, level of activity, performance or achievements. Moreover, neither the Company nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. The Company assumes no duty to update any of these forward-looking statements after the date hereof to conform its prior statements to actual results or revised expectations, except as otherwise required by law.

The Company prepares its financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). Unless noted specifically otherwise, the dollar denominated figures were converted to US$ using a convenience translation based on the New Israeli Shekel (NIS)/US$ exchange rate of NIS 3.748 = US$ 1 as published by the Bank of Israel for December 31, 2018.

Use of non-IFRS financial measures

Adjusted EBITDA is a non-IFRS measure and is defined as income before financing income (expenses), net; other income (expenses), net (excluding expenses related to employee voluntary retirement plans and gain (loss) due to sale of subsidiaries); income tax; depreciation and amortization and share based payments. This is an accepted measure in the communications industry. The Company presents this measure as an additional performance measure as the Company believes that it enables us to compare operating performance between periods and companies, net of any potential differences which may result from differences in capital structure, taxes, age of fixed assets and related depreciation expenses. Adjusted EBITDA should not be considered in isolation, or as a substitute for operating income, any other performance measures, or cash flow data, which were prepared in accordance with Generally Accepted Accounting Principles as measures of profitability or liquidity. Adjusted EBITDA does not take into account debt service requirements, or other commitments, including capital expenditures, and therefore, does not necessarily indicate the amounts that may be available for the Company's use. In addition, Adjusted EBITDA as presented by the Company may not be comparable to similarly titled measures reported by other companies, due to differences in the way these measures are calculated. See the reconciliation of net income to Adjusted EBITDA under "Reconciliation of Non-IFRS Measures" in the press release.

Free cash flow is a non-IFRS measure and is defined as the net cash provided by operating activities (including the effect of exchange rate fluctuations on cash and cash equivalents) excluding a loan to Golan Telecom, minus the net cash used in investing activities excluding short-term investment in tradable debentures and deposits and proceeds from sales of such debentures (including interest received in relation to such debentures) and deposits. See "Reconciliation of Non-IFRS Measures" below.

Company Contact Shlomi Fruhling Chief Financial Officer investors@cellcom.co.il Tel: +972 52 998 9735	Investor Relations Contact Ehud Helft GK Investor & Public Relations cellcom@GKIR.com Tel: +1 617 418 3096

Financial Tables Follow

Cellcom Israel Ltd.
 (An Israeli Corporation)
Consolidated Statements of Financial Position

			Convenience
			translation into
			US dollar
	December 31,	December 31,	December 31,
	2017	2018	2018
	NIS millions	NIS millions	US$ millions

Assets
Cash and cash equivalents	527	1,202	321
Current investments, including derivatives	364	404	108
Trade receivables	1,280	1,152	307
Current tax assets	4	11	3
Other receivables	89	84	22
Inventory	70	94	25

Total current assets	2,334	2,947	786

Trade and other receivables	895	852	227
Property, plant and equipment, net	1,598	1,652	441
Intangible assets and others, net	1,260	1,298	346

Total non- current assets	3,753	3,802	1,014

Total assets	6,087	6,749	1,800

Liabilities
Current maturities of debentures and of loans from financial institutions	618	620	165
Trade payables and accrued expenses	652	696	186
Current tax liabilities	4	-	-
Provisions	91	105	28
Other payables, including derivatives	277	257	68

Total current liabilities	1,642	1,678	447

Long-term loans from financial institutions	462	334	89
Debentures	2,360	2,911	777
Provisions	21	20	5
Other long-term liabilities	15	16	4
Liability for employee rights upon retirement, net	15	14	4
Deferred tax liabilities	131	99	26

Total non- current liabilities	3,004	3,394	905

Total liabilities	4,646	5,072	1,352

Equity attributable to owners of the Company
Share capital	1	1	-
Share premium	-	325	87
Receipts on account of share options	-	10	3
Retained earnings	1,436	1,339	358

Non-controlling interests	4	2	-

Total equity	1,441	1,677	448

Total liabilities and equity	6,087	6,749	1,800

Cellcom Israel Ltd.
(An Israeli Corporation)

Consolidated Statements of Income

				Convenience
				translation into
				US dollar
	Year ended	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,
	2016	2017	2018	2018
	NIS millions	NIS millions	NIS millions	US$ millions

Revenues	4,027	3,871	3,688	984
Cost of revenues	(2,702)	(2,680)	(2,661)	(710)

Gross profit	1,325	1,191	1,027	274

Selling and marketing expenses	(574)	(479)	(567)	(151)
General and administrative expenses	(420)	(426)	(360)	(96)
Other income (expenses), net	(21)	11	(26)	(7)

Operating profit	310	297	74	20

Financing income	46	52	46	12
Financing expenses	(196)	(196)	(190)	(51)
Financing expenses, net	(150)	(144)	(144)	(39)

Profit (loss) before taxes on income	160	153	(70)	(19)

Tax benefit (Taxes on income)	(10)	(40)	6	2
Profit (loss) for the year	150	113	(64)	(17)
Attributable to:
Owners of the Company	148	112	(62)	(17)
Non-controlling interests	2	1	(2)	-
Profit (loss) for the year	150	113	(64)	(17)

Earnings (loss) per share
Basic earnings (loss) per share (in NIS)	1.47	1.11	(0.58)	(0.15)

Diluted earnings (loss) per share (in NIS)	1.47	1.10	(0.58)	(0.15)

Weighted-average number of shares used in the calculation of basic earnings (loss) per share (in shares)	100,604,578	100,654,935	107,499,543	107,499,543

Weighted-average number of shares used in the calculation of diluted earnings (loss) per share (in shares)	100,698,306	100,889,661	107,499,543	107,499,543

Cellcom Israel Ltd.
(An Israeli Corporation)

Consolidated Statements of Cash Flows

				Convenience
				translation into
				US dollar
	Year ended	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,
	2016	2017	2018	2018
	NIS millions	NIS millions	NIS millions	US$ millions
Cash flows from operating activities
Profit (loss) for the year	150	113	(64)	(17)
Adjustments for:
Depreciation and amortization	534	555	584	156
Share based payments	6	2	2	1
Loss (gain) on sale of property, plant and equipment	10	(1)	-	-
Gain on sale of shares in a consolidated company	-	(10)	-	-
Income tax expense (tax benefit)	10	40	(6)	(2)
Financing expenses, net	150	144	144	39

Changes in operating assets and liabilities:
Change in inventory	21	(6)	(24)	(6)
Change in trade receivables (including long-term amounts)	(28)	132	193	51
Change in other receivables (including long-term amounts)	(5)	(191)	(21)	(6)
Change in trade payables, accrued expenses and provisions	-	(27)	(26)	(7)
Change in other liabilities (including long-term amounts)	20	28	11	2
Payments for derivative hedging contracts, net	-	(3)	-	-
Income tax paid	(88)	(44)	(23)	(6)
Income tax received	1	42	-	-
Net cash from operating activities	781	774	770	205

Cash flows used in investing activities
Acquisition of property, plant, and equipment	(295)	(346)	(356)	(95)
Additions to intangible assets and others	(73)	(237)	(237)	(63)
Change in current investments, net	(9)	(77)	(56)	(15)
Proceeds from sale of property, plant and equipment	2	1	1	-
Interest received	11	12	14	4
Receipts from other derivative contracts, net	-	-	3	1
Proceeds from sale of shares in a consolidated company, net of cash disposed	-	3	-	-
Net cash used in investing activities	(364)	(644)	(631)	(168)

Cellcom Israel Ltd.
(An Israeli Corporation)

Consolidated Statements of Cash Flows (cont'd)

				Convenience
				translation into
				US dollar
	Year ended	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,
	2016	2017	2018	2018
	NIS millions	NIS millions	NIS millions	US$ millions

Cash flows used in financing activities

Payments for derivative contracts, net	(13)	(3)	(15)	(4)
Receipt of (Payments for) long-term loans from financial institutions	340	200	(78)	(21)
Repayment of debentures	(732)	(864)	(556)	(148)
Proceeds from issuance of debentures, net of issuance costs	653	-	997	266
Dividend paid	(1)	(1)	-	-
Interest paid	(185)	(175)	(126)	(34)
Acquisition of non-controlling interests	-	-	(19)	(5)
Equity offering	-	-	275	73
Proceeds from exercise of share options	-	-	59	16

Net cash from (used in) financing activities	62	(843)	537	143

Changes in cash and cash equivalents	479	(713)	676	180

Cash and cash equivalents as at the beginning of the year	761	1,240	527	141
Effects of exchange rate changes on cash and cash equivalents	-	-	(1)	-

Cash and cash equivalents as at the end of the year	1,240	527	1,202	321

Cellcom Israel Ltd.
 (An Israeli Corporation)

Reconciliation for Non-IFRS Measures

Adjusted EBITDA

The following is a reconciliation of net income to adjusted EBITDA:

	Year ended December 31			Convenience translation into US dollar
				Year ended December 31
	2016 NIS millions	2017 NIS millions	2018 NIS millions	2018 US$ millions
Net income (loss)	150	113	(64)	(17)
Taxes on income (tax benefit)	10	40	(6)	(2)
Financing income	(46)	(52)	(46)	(12)
Financing expenses	196	196	190	51
Other expenses (income)	8	(1)	-	-
Depreciation and amortization	534	555	584	156
Share based payments	6	2	2	-
Adjusted EBITDA	858	853	660	176

	Three-month period ended December 31
	2016 NIS millions	2017 NIS millions	2018 NIS millions	Convenience translation into US dollar
				2018 US$ millions
Net income (loss)	14	10	(35)	(9)
Taxes on income (tax benefit)	(22)	5	(2)	(1)
Financing income	(13)	(17)	(13)	(3)
Financing expenses	53	47	58	15
Other expenses	3	1	-	-
Depreciation and amortization	136	143	155	41
Share based payments	2	-	-	-
Adjusted EBITDA	173	189	163	43

Cellcom Israel Ltd.
 (An Israeli Corporation)

Reconciliation for Non-IFRS Measures (cont'd)

Free cash flow

The following table shows the calculation of free cash flow:

	Year ended December 31			Convenience translation into US dollar
				Year ended December 31
	2016 NIS millions	2017 NIS millions	2018 NIS millions	2018 US$ millions
Cash flows from operating activities(*)	781	774	769	205
Loan to Golan Telecom	-	130	-	-
Cash flows from investing activities	(364)	(644)	(631)	(168)
Purchase (sale) of tradable debentures(**)	(1)	65	43	11
Free cash flow	416	325	181	48

	Three-month period ended December 31
	2016 NIS millions	2017 NIS millions	2018 NIS millions	Convenience translation into US dollar
				2018 US$ millions
Cash flows from operating activities(*)	178	214	165	44
Cash flows from investing activities	(96)	(133)	(148)	(39)
Purchase (sale) of tradable debentures(**)	1	(4)	(10)	(3)
Free cash flow	83	77	7	2

(*)  Including the effects of exchange rate fluctuations in cash and cash equivalents.

(**) Net of interest received in relation to tradable debentures.

Cellcom Israel Ltd.
(An Israeli Corporation)

Key financial and operating indicators

NIS millions unless otherwise stated	Q1-2017	Q2-2017	Q3-2017	Q4-2017	Q1-2018	Q2-2018	Q3-2018	Q4-2018	FY-2017	FY-2018

Cellular service revenues	509	481	488	451	437	434	443	416	1,929	1,730
Fixed-line service revenues	279	292	292	303	304	300	310	301	1,166	1,215

Cellular equipment revenues	183	192	191	204	193	157	146	159	770	655
Fixed-line equipment revenues	37	39	47	59	39	76	52	82	182	249

Consolidation adjustments	(49)	(42)	(43)	(42)	(40)	(40)	(41)	(40)	(176)	(161)
Total revenues	959	962	975	975	933	927	910	918	3,871	3,688

Cellular adjusted EBITDA	159	158	160	118	112	71	111	97	595	391
Fixed-line adjusted EBITDA	42	79	66	71	68	62	73	66	258	269
Total adjusted EBITDA	201	237	226	189	180	133	184	163	853	660

Operating profit (loss)	67	102	83	45	45	(12)	33	8	297	74
Financing expenses, net	31	44	39	30	33	36	30	45	144	144
Profit (loss) for the period	26	45	32	10	7	(37)	1	(35)	113	(64)

Free cash flow	66	77	105	77	84	56	34	7	325	181

Cellular subscribers at the end of period (in 000's)	2,792	2,779	2,805	2,817	2,822	2,809	2,825	2,851	2,817	2,851
Monthly cellular ARPU (in NIS)	60.2	57.0	57.8	53.6	51.8	51.8	52.5	49.0	57.1	51.3
Churn rate for cellular subscribers (%)	12.0%	10.8%	11.5%	11.5%	9.5%	12.6%	10.0%	11.1%	45.8%	43.2%

Cellcom Israel Ltd.

Disclosure for debenture holders as of December 31, 2018

Aggregation of the information regarding the debenture series issued by the Company (1), in million NIS

Series	Original Issuance Date	Principal on the Date of Issuance	As of 31.12.2018					As of 17.03.2019		Interest Rate (fixed)	Principal Repayment Dates		Interest Repayment Dates (3)	Linkage	Trustee Contact Details
			Principal Balance on Trade	Linked Principal Balance	Interest Accumulated in Books	Debenture Balance Value in Books (2)	Market Value	Principal Balance on Trade	Linked Principal Balance		From	To
F (4)(5)(6)(8) **	20/03/12	714.802	428.881	444.421	10.021	454.442	230.454	214.441	221.601	4.60%	05.01.17	05.01.20	January-5 and July-5	Linked to CPI	Strauss Lazar Trust Company (1992) Ltd. Ori Lazar. 17 Yizhak Sadeh St., Tel Aviv. Tel: 03- 6237777.
G (4)(5)(6)(8)	20/03/12	285.198	85.559	85.559	2.933	88.492	88.537	0.000	0.000	6.99%	05.01.17	05.01.19	January-5 and July-5	Not linked	Strauss Lazar Trust Company (1992) Ltd. Ori Lazar. 17 Yizhak Sadeh St., Tel Aviv. Tel: 03- 6237777.
H (4)(5)(7)**	08/07/14 03/02/15* 11/02/15*	949.624	835.669	777.371	8.146	785.517	861.073	835.669	779.577	1.98%	05.07.18	05.07.24	January-5 and July-5	Linked to CPI	Mishmeret Trust Company Ltd. Rami Sebty. 48 Menachem Begin Rd. Tel Aviv. Tel: 03-6374355.
I (4)(5)(7)**	08/07/14 03/02/15* 11/02/15* 28/03/16*	804.010	723.609	700.557	14.691	715.248	753.856	723.609	701.924	4.14%	05.07.18	05.07.25	January-5 and July-5	Not linked	Mishmeret Trust Company Ltd. Rami Sebty. 48 Menachem Begin Rd. Tel Aviv. Tel: 03-6374355.
J (4)(5)	25/09/16	103.267	103.267	103.709	1.256	104.965	106.892	103.267	103.448	2.45%	05.07.21	05.07.26	January-5 and July-5	Linked to CPI	Mishmeret Trust Company Ltd. Rami Sebty. 48 Menachem Begin Rd. Tel Aviv. Tel: 03-6374355.
K (4)(5)**	25/09/16 01/07/18* 10/12/18*	710.634	710.634	704.778	12.372	717.150	711.131	710.634	705.075	3.55%	05.07.21	05.07.26	January-5 and July-5	Not linked	Mishmeret Trust Company Ltd. Rami Sebty. 48 Menachem Begin Rd. Tel Aviv. Tel: 03-6374355.
L(4)(5)**	24/01/18 10/12/18*	613.937	613.937	585.835	14.339	600.174	548.553	613.937	586.699	2.50%	05.01.23	05.01.28	January-5	Not linked	Strauss Lazar Trust Company (1992) Ltd. Ori Lazar. 17 Yizhak Sadeh St., Tel Aviv. Tel: 03- 6237777.
Total		4,181.472	3,501.556	3,402.230	63.758	3,465.988	3,300.496	3,201.557	3,098.324

Comments:

(1) For a summary of the terms of the Company's outstanding debentures see the Company's 2018 Annual Report under "Item 5. Operating and Financial Review and Prospects - B. Liquidity and Capital Resources - Debt Service - Public Debentures". In the reporting period, the Company fulfilled all terms of the debentures and Indentures. Debentures financial covenants - as of December 31, 2018 the net leverage (net debt to Adjusted EBITDA excluding one-time events ratio- see definition in the reference above to the Company's 2018 Annual Report (The definition of Adjusted EBITDA is identical to the definition of EBITDA (which the Company used in previous periods)) was 3.45. In the reporting period, no cause for early repayment occurred. (2) Including interest accumulated in the books. (3) Semi-annual payments other than regarding Series L. (4) Regarding the debentures, the Company undertook not to create any pledge on its assets, as long as debentures or loans are not fully repaid, subject to certain exclusions. (5) Regarding the debentures - the Company has the right for early redemption under certain terms. (6) Regarding debenture Series F and G - in June 2013, following a second decrease of the Company's debenture rating since their issuance, the annual interest rate has been increased by 0.25% to 4.60% and 6.99%, respectively, beginning July 5, 2013. (7) In February 2015, pursuant to an exchange offer of the Company's Series H and I debentures for a portion of the Company's outstanding Series D and E debentures, respectively, the Company exchanged approximately NIS 555 million principal amount of Series D debentures with approximately NIS 844 million principal amount of Series H debentures, and approximately NIS 272 million principal amount of Series E debentures with approximately NIS 335 million principal amount of Series I debentures. Series D and E debentures were fully repaid in July 2017 and in January 2017, respectively. (8) On January 5, 2019, after the end of the reporting period, the Company repaid principal payments of approximately NIS 308 million of Series F and G debentures (the ex-date of which was December 24, 2018) and Series G debentures were fully repaid.
(*) On these dates additional debentures of the series were issued, the information in the table refers to the full series.
(**) As of December 31, 2018, debentures Series F, H, I, K and L are material, which represent 5% or more of the total liabilities of the Company, as presented in the financial statements.

Cellcom Israel Ltd.

Disclosure for debenture holders as of December 31, 2018 (cont'd)

Debentures Rating Details*

Series	Rating Company	Rating as of 31.12.2018 (1)	Rating as of 17.03.2019	Rating assigned upon issuance of the Series	Recent date of rating as of 17.03.2019	Additional ratings between original issuance and the recent date of rating as of 17.03.2019 (2)
Rating
F	S&P Maalot	A+	A+	AA	12/2018	05/2012, 11/2012, 06/2013, 06/2014, 08/2014, 01/2015, 09/2015, 03/2016, 08/2016, 06/2017, 01/2018, 06/2018, 08/2018, 12/2018	AA,AA-,A+ (2)
G	S&P Maalot	A+	A+	AA	12/2018	05/2012, 11/2012, 06/2013, 06/2014, 08/2014, 01/2015, 09/2015, 03/2016, 08/2016, 06/2017, 01/2018, 06/2018, 08/2018, 12/2018	AA,AA-,A+ (2)
H	S&P Maalot	A+	A+	A+	12/2018	06/2014, 08/2014, 01/2015, 09/2015, 03/2016, 08/2016, 06/2017, 01/2018, 06/2018, 08/2018, 12/2018	A+ (2)
I	S&P Maalot	A+	A+	A+	12/2018	06/2014, 08/2014, 01/2015, 09/2015, 03/2016, 08/2016, 06/2017, 01/2018, 06/2018, 08/2018, 12/2018	A+ (2)
J	S&P Maalot	A+	A+	A+	12/2018	08/2016, 06/2017, 01/2018, 06/2018, 08/2018, 12/2018	A+ (2)
K	S&P Maalot	A+	A+	A+	12/2018	08/2016, 06/2017, 01/2018, 06/2018, 08/2018, 12/2018	A+ (2)
L	S&P Maalot	A+	A+	A+	12/2018	08/2016, 06/2017, 01/2018, 06/2018, 08/2018, 12/2018	A+ (2)

(1)	In December 2018, S&P Maalot affirmed the Company's rating of “ilA+/stable”.
(2)
In May 2012, S&P Maalot updated the Company's rating from an "ilAA/negative" to an “ilAA-/negative”. In November 2012, S&P Maalot affirmed the Company's rating of “ilAA-/negative”. In June 2013, S&P Maalot updated the Company's rating from an "ilAA-/negative" to an “ilA+/stable”. In June 2014, August 2014, January 2015, September 2015, March 2016, August 2016, June 2017, January 2018, June 2018, August 2018 and December 2018, S&P Maalot affirmed the Company's rating of “ilA+/stable”. For details regarding the rating of the debentures see the S&P Maalot report dated August 23, 2018, included in the Company's Shelf offering Report filled in the Israeli Securities Authority website ('MAGNA") on December 06, 2018 .

* A securities rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to suspension, revision or withdrawal at any time, and each rating should be evaluated independently of any other rating.

Cellcom Israel Ltd.

Aggregation of the information regarding the Company's Material Loans (1), in million NIS

Loan	Provision Date	Principal Amount as of 31.12.2018	Interest Rate (nominal)	Principal Repayment Dates (annual payments)		Interest Repayment Dates (semi-annual payments)	Linkage
				From	To
Loan from financial institution (2)(3)(4)(5)(6)	06/2016	150	4.60%	30.06.18	30.06.21	June-30 and December-31, commencing December 31, 2016 through June 30, 2021	Not linked
Loan from bank(2)(3)(4)(5)(6)	12/2016	112	4.90%	30.06.18	30.06.22	June-30 and December 30, commencing June 30, 2017 through June 30, 2022	Not linked
Loan from financial institution(2)(3)(4)(5)(6)	06/2017	200	5.10%	30.06.19	30.06.22	June-30 and December-31, commencing December 31, 2017 through June 30, 2022	Not linked
Total		462

Comments:

(1) For a summary of the terms of the Company's loan agreements see the Company's 2018 Annual Report under "Item 5. Operating and Financial Review and Prospects - B. Liquidity and Capital Resources - Other Credit Facilities" and the reference therein to "- Debt Service - Public Debentures". (2) In the reporting period, the Company fulfilled all terms of the loan agreements. (3) Loan agreements financial covenants - as of December 31, 2018 the net leverage (net debt to Adjusted EBITDA excluding one-time events ratio- see definition in the reference above to the Company's 2018 Annual Report (The definition of Adjusted EBITDA is identical to the definition of EBITDA (which the Company used in previous periods)) was 3.45. (4) In the reporting period, no cause for early repayment occurred. (5) In the loan agreements, the Company undertook not to create any pledge on its assets, as long as the loans are not fully repaid, subject to certain exclusions. (6) According to the loan agreements the Company may prepay the loans, subject to a prepayment fee. (7) In June 2017, the Company entered into an additional loan agreement with the lender of the Company's existing bank loan for the provision of a deferred loan in a principal amount of NIS 150 million in March 2019. See more information in the reference above to the Company's 2018 Annual Report.

Cellcom Israel Ltd.

Summary of Financial Undertakings (according to repayment dates) as of December 31, 2018

a.
Debentures issued to the public by the Company and held by the public, excluding such debentures held by the Company's parent company, by a controlling shareholder, by companies controlled by them, or by companies controlled by the Company, based on the Company's "Solo" financial data (in thousand NIS).

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	336,152	165,386	-	-	-	106,973
Second year	336,152	80,260	-	-	-	88,999
Third year	167,756	218,496	-	-	-	78,310
Fourth year	167,756	218,496	-	-	-	66,495
Fifth year and on	337,266	1,445,522	-	-	-	144,861
Total	1,385,082	2,128,160	-	-	-	485,638

b.
Private debentures and other non-bank credit, excluding such debentures held by the Company's parent company, by a controlling shareholder, by companies controlled by them, or by companies controlled by the Company, based on the Company's "Solo" financial data (in thousand NIS).

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	-	100,000	-	-	-	14,655
Second year	-	100,000	-	-	-	9,812
Third year	-	100,000	-	-	-	4,955
Fourth year	-	50,000	-	-	-	1,264
Fifth year and on	-	-	-	-	-	-
Total	-	350,000	-	-	-	30,686

c.	Credit from banks in Israel based on the Company's "Solo" financial data (in thousand NIS).

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	-	28,000	-	-	-	4,800
Second year	-	28,000	-	-	-	3,430
Third year	-	28,000	-	-	-	2,056
Fourth year	-	28,000	-	-	-	684
Fifth year and on	-	-	-	-	-	-
Total	-	112,000	-	-	-	10,970

d.	Credit from banks abroad based on the Company's "Solo" financial data (in thousand NIS) - None.

Cellcom Israel Ltd.

Summary of Financial Undertakings (according to repayment dates) as of December 31, 2018 (cont'd)

e.	Total of sections a - d above, total credit from banks, non-bank credit and debentures based on the Company's "Solo" financial data (in thousand NIS).

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	336,152	293,386	-	-	-	126,428
Second year	336,152	208,260	-	-	-	102,241
Third year	167,756	346,496	-	-	-	85,321
Fourth year	167,756	296,496	-	-	-	68,443
Fifth year and on	377,267	1,445,522	-	-	-	144,861
Total	1,385,082	2,590,160	-	-	-	527,294

f.	Out of the balance sheet Credit exposure based on the Company's "Solo" financial data - None.
g.
Out of the balance sheet Credit exposure of all the Company's consolidated companies, excluding companies that are reporting corporations and excluding the Company's data presented in section f above (in thousand NIS) - None.

h.
Total balances of the credit from banks, non-bank credit and debentures of all the consolidated companies, excluding companies that are reporting corporations and excluding Company's data presented in sections a - d above (in thousand NIS) - None.

i.
Total balances of credit granted to the Company by the parent company or a controlling shareholder and balances of debentures offered by the Company held by the parent company or the controlling shareholder (in thousand NIS) - None.

j.
Total balances of credit granted to the Company by companies held by the parent company or the controlling shareholder, which are not controlled by the Company, and balances of debentures offered by the Company held by companies held by the parent company or the controlling shareholder, which are not controlled by the Company (in thousand NIS).

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	342	575	-	-	-	247
Second year	342	141	-	-	-	219
Third year	441	661	-	-	-	207
Fourth year	441	661	-	-	-	173
Fifth year and on	928	3,543	-	-	-	355
Total	2,494	5,580	-	-	-	1,201

k.	Total balances of credit granted to the Company by consolidated companies and balances of debentures offered by the Company held by the consolidated companies (in thousand NIS) - None.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.

Date: March 18, 2019	By:	/s/ Liat Menahemi Stadler
Name: Liat Menahemi Stadler
Title: VP Legal and Corporate Secretary